UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the Month of August, 2003


                              Koor Industries Ltd.
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                 (Translation of registrant's name into English)


           14 Hamelacha Street, Park Afek, Rosh Ha'ayin 48091, Israel
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                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F    X                FORM 40-F
-------                        -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES                           NO     X
-------                      -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

/s/    Shlomo Heller
--------------------------------------
By:    Shlomo Heller
Title: General Counsel and
Company Secretary


Dated:  August 28, 2003

Description                                                             Exhibit




A. Translation from Hebrew to English of an Immediate Report (the "Report"), which was served on the Israeli Securities Authority,
     The Tel-Aviv Stock Exchange Ltd. and the Registrar of  Companies,     A
     on August 28, 2003, Koor Industries Ltd. announces consolidated financial results for the second quarter and first six months 2003 and the nomination of a new member to the Board.